FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2011

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated July 12, 2011: Excel Maritime Carriers Concludes the Cancellation of Four Capesize Shipbuilding Contracts from Korea Shipyard Co. Ltd.

Exhibit 1

Excel Maritime Carriers Concludes the Cancellation of Four Capesize Shipbuilding Contracts from Korea Shipyard Co. Ltd.

ATHENS, GREECE – July 12, 2011

Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today the cancellation of four shipbuilding contracts for the construction of four bulk carrier vessels of 180,000 dwt each. The Company entered into the aforementioned contracts in December 2006 with Korea Shipyard Co. Ltd.

With no guarantees exchanged or payments made under the contracts, and following no indication from Korea Shipyard Co. Ltd that the vessels were going to be built and delivered, Excel has successfully cancelled the shipbuilding contracts on the basis of delay by the shipyard, without any penalties.

The cancellation has no impact on the Company’s financial position and will not affect the Company’s financial statements.

Pavlos Kanellopoulos, Chief Financial Officer of the Company, commented: “We are pleased to report the deletion of these 4 shipbuilding contracts from a greenfield yard, without any financial impact for the Company.”

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 41 vessels, among which a Capesize vessel through a majority joint venture and, together with seven Panamax vessels under bareboat charters, operates a total of 48 vessels (7 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 4 Handymax vessels) with a total carrying capacity of over 4.1 million DWT. Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel: (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia &

Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: July 12, 2011

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer